October 10, 2018

James Daniel Westcott
President and Chief Financial Officer
Legacy Reserves Inc.
303 W. Wall St., Suite 1800
Midland, TX 79701

       Re: Legacy Reserves Inc.
           Registration Statement on Form S-3
           Filed October 4, 2018
           File No. 333-227700

Dear Mr. Westcott:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lisa Krestynick at 202-551-3056 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources